Exhibit 1.2

APPROVED

BY GENERAL MEETING OF SHAREHOLDERS OF MOBILE TELESYSTEMS
PUBLIC JOINT STOCK COMPANY

AUGUST 25, 2015, MINUTES NO.36

ALTERATIONS AND AMENDMENTS TO THE CHARTER
OF MOBILE TELESYSTEMS

PUBLIC JOINT STOCK COMPANY

Add the subparagraph to paragraph 1.9 of the Charter of Mobile TeleSystems Public Joint Stock Company “Information about the Company’s reorganization and legal successions” as follows:

(61)       The Company is a legal successor of all rights and obligations to COMSTAR-Regions Closed Joint Stock Company (registered with the Federal Tax Service Interdistrict Inspectorate No. 46 for Moscow city on August 3, 2009 and entered into the Unified State Register of Legal Entities on August 3, 2009 by the Federal Tax Service Interdistrict Inspectorate No. 46 for Moscow city under Primary State Registration Number 1097746419913), reorganized by way of merger with Mobile TeleSystems Public Joint Stock Company.

President
of Mobile TeleSystems
Public Joint Stock Company	A.A. Dubovskov